SICHENZIA ROSS FRIEDMAN FERENCE LLP

61 Broadway – 32nd Floor

New York, NY 10006

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Paul Fischer, Attorney-Adviser Celeste M. Murphy, Legal Branch Chief Larry Spirgel, Assistant Director

Re:	Sunworks, Inc. Amendment No. 1 to Preliminary Proxy Materials on Schedule 14A Filed May 17, 2016 File No. 001-36868

Ladies and Gentlemen:

Sunworks, Inc. (the “Company”), in connection with its filing of amendment no. 1 to its preliminary proxy statement on Schedule 14A (File No. 001-36868) (the “Amended Proxy Statement”), hereby responds to the Staff’s comments raised in the Staff’s comment letter dated May 13, 2016. For ease of reference, the Staff’s comments are reproduced below in their entirety, and the Company’s responses immediately follow.

General

1.	We note that proposals 3 and 4 seek to affect a number of changes to your bylaws and articles of incorporation. Exchange Act Rules 14a-4(a)(3) and 14a-4(b)(1) require that you identify clearly each separate matter intended to be acted upon and provide an opportunity to vote on each separate matter presented. Please revise your proxy statement to present each matter as a separate proposal and include a revised form of proxy that allows shareholders to vote separately on each proposal. For guidance, refer to Question 101.02 of our Proxy Rules and Schedule 14A Compliance and Disclosure Interpretations (Regarding Unbundling under Rule 14a-4(a)(3) Generally).

Response:

The Company has revised the preliminary proxy and has determined to not amend the Company’s Bylaws at this time. Accordingly, proposal number 3 has been eliminated from the Amended Proxy Statement.

The Company is submitting separate proposals to its shareholders to amend and restate the Company’s Certificate of Incorporation to (A) permit a majority of the members of the Board of Directors of the Company (“Board”) to fix, from time to time, the number of directors to not less than one (1) nor more than fifteen (15) directors; and (B) to permit directors to make, alter or repeal the Bylaws.

There were no other amendments made to the Company’s Certificate of Incorporation that would require a separate vote of the shareholders.

2.	Additionally, please revise your proposal descriptions to clearly and impartially identify each separate matter intended to be acted upon. You may wish to refer to Question 301.01 of our Proxy Rules and Schedule 14A Compliance and Disclosure Interpretations (Regarding Description under Rule 14a-4(a)(3) of Rule 14a-8 Shareholder Proposals).

Response:

The Company has revised the preliminary proxy to clearly identity the amendments to the Company’s Certificate of Incorporation and has provided for two separate proposals which shareholders may vote on.

Should you have any questions or comments with respect to the foregoing, please contact Marcelle Balcombe of Sichenzia Ross Friedman Ference LLP, our counsel, at (212) 930-9700.

Very truly yours,

Sunworks, Inc.

By:	/s/ James B. Nelson
Name:	James B. Nelson
Title:	Chief Executive Officer